UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 30, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Oncothyreon, Inc.

File No. 333-145995 - CF#30214

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Oncothyreon, Inc., formerly Biomira Corporation, submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on September 12, 2007, as amended.

Based on representations by Oncothyreon, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.14	through October 12, 2016
Exhibit 10.18	through October 12, 2016
Exhibit 10.19	through October 12, 2016
Exhibit 10.20	through October 12, 2016
Exhibit 10.21	through October 12, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary